UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Reprinted by permission of Morningstar, March 2, 2011 • OPP-YFZZW Don’t Invest Where You Wouldn’t Visit If you’d fear for your personal safety in a country, it might be wise to avoid directly investing there, say Longleaf s portfolio managers. Fund Manager Q& A 03-02-11 By Esther Pak Southeastern Asset Management’s Mason Hawkins, Staley Cates, Scott Cobb, and Ken Siazon recently participated for a second time in our Take Five. Southeastern is the investment advisor to Longleaf Partners Funds, and as co-managers of Longleaf Partners International ILLINX), Hawkins and team answered our questions regarding the differences between evaluating U.S. ¦ and non-U.S. -based companies. They also provided an example of a company that is being unduly ignored and discussed what investors are missing. Additionally, they commented on value-traps and a worthwhile contrarian bet as well as how long they are typically willing to wait for beaten-down companies to make a comeback. Finally, they discussed the reasoning behind phasing out currency hedging and how management gains an information edge with a smaller base of analysts overseas. 1. What are some of the differences, if any, between evaluating overseas-based companies and those based in the U.S.? All companies, whether inside or outside the United States, must meet the same fundamental criteria. We insist on quality businesses with sustainable competitive advantages and management teams with strong operational and capital-allocation abilities. The stock price must be 60% or less of our appraisal of value. We will not invest in companies that do not meet our rigorous criteria or in countries where our criteria might be compromised. Although the analytical process does not differ across borders, practical differences come into play. Understanding local market regulatory and legal issues surrounding corporate governance and the minutia of trading and custodying assets is a thankless but requisite job that our full team including legal, trading, and operations, carries out with excellence. Knowledge of local accounting rules is important but has become less so with the spread of International Financial Reporting Standards. Our research evaluation process is more effective and efficient by having research staff in London, Singapore, and Tokyo. Access to management is easier, local market knowledge comes more naturally, and building a network of contacts and resources is far simpler and faster. The benefits of widespread corporate contacts are often underappreciated. One of Southeastern’s long held advantages has been our depth of research on each company, in part as a result of our ability to gain insight from relationships we have with competitors, suppliers, large customers, and other relevant contacts. While our U.S. network has been in place for multiple decades, being in different countries has extended our reach to other geographies during the last 12 years. We adapt to the practical differences in evaluating non-U.S. companies, but all investments must meet the fundamental time-tested Southeastern standards of business, people, and price. 2. You love to buy companies that are unloved and ignored. What is an example of a name that is being unduly ignored right now, and what are investors missing? A company that is being unduly ignored in our opinion is Actividades de Construccion y Servicios. By only looking at the company’s name, one can quickly tell why ACS is being passed over by the market It is a Spanish construction company. Tagging ACS as just a Spanish construction company misses the whole story. The construction segment is 35% of total group revenues but less than 10% of corporate value. Only 6% of construction revenue is residential. The majority of ACS’ construction business is big civil works projects like high-speed rail in Spain, the $1.1 billion Seattle tunnel project, and the London Crossrail project. The other two operating segments are waste management and industrial services which are stable, cash-generative businesses. In addition to the operating segments, ACS owns a portfolio of some the best renewable assets in Spain. These assets include: a portfolio of toll roads and transmission lines; 20% of Iberdrola (IBDRY), Spain’s largest utility and the largest provider of renewable energy in the world; 10% of Abertis, one of Europe’s leading toll-road operators; and 35% (going to 50%) of Hochtief, the German construction firm that owns 55% of Leighton in Australia.

ACS chairman and CEO. Florentine- Perez, is an owner-operator whose capital-allocation decisions have created tremendous value for shareholders during his tenure. For example, he sold ACS’ 45% stake in Union Fenosa to Gas Natural (EGAS) about six weeks before the collapse of Lehman Brothers and used that cash to buy back more than 10% of ACS in the market at deeply depressed prices. More recently, in 2010 he initiated the process to take ACS’ stake in Hochtief from just less than 30% to just more than 50% at very attractive prices. ACS trades around EUR 34 today versus our value in the mid-50s. Investors are missing at least three things. First, construction represents less than 10% of corporate value while the public equity stakes, renewable-energy assets, and concession assets equate to 70% of our appraisal. Second, investors who only take a cursory look might believe that the company has high debt levels. Upon deeper inspection one realizes that nearly all of the debt is project-specific financing and financing for the public equity stakes in Iberdrola and Hochtief, and is nonrecourse to ACS. At the corporate level, the company is debt-free. Third, broader fear around Spanish sovereign debt is keeping investors on the sidelines since ACS is one of Spain’s largest companies and a member of the IBEX. As Perez continues to create value for shareholders and manage the business efficiently, and as Spain stabilizes, the market will eventually see this company for the gem that it is. 3. How long are you willing to wait for value bets to play out for beaten-down companies? What differentiates a value-trap from one that you are willing to wait out? Could you discuss a contrarian bet that worked for your International portfolio and one that didn’t? In the short term, the companies in which we invest will typically be widely disliked or misunderstood (or both) by the market. However, price movement during one to two quarters does not reflect the long-term value of a company that will grow in the hands of capable management teams. We use our appraisal of a business’ free cash flow and nonearning assets as an anchor to take advantage of short-term price volatility. We are patient for the stock price to reach appraised value as long as that value is appreciating. The primary differentiator between a beaten-down good company and a value trap is whether the underlying value of the business is stable and will grow overtime. To avoid stagnant or declining businesses, we constantly reassess our appraisals, updating them quarterly with newly released financials and more frequently if significant news occurs. We also periodically assess the full case for each holding by reviewing the history, the primary assumptions, and the primary risks going forward in order to ensure that every name still qualifies and that no changes have weakened the opportunity. We will sell a name if the business is permanently impaired. We will also sell if we determine that management is not committed to increasing shareholder value and the work to change them or their thinking will be overwhelming or unsuccessful. However, if the stock price declines in the short term, but the value of a company remains intact or increases, we will hold onto the company and at times may add to the position. A recent example of a contrarian bet that worked out in the International portfolio is German company Linde, the second-largest distributor of industrial gas in the world. CEO Wolfgang Reitzle transformed the company from a conglomerate to a world-class, almost pureOplay industrial gas company when he bought B0C in 2006. The business has high barriers to entry, long-term take-or-pay contracts, greater pricing flexibility and pricing power, a diverse and stable customer base with sustainable above-average operating margins, and more stable gross cash flow than most other industrial companies. We bought Linde in spring 2009 as its s tock price declined in the wake of a negative earnings report, fueling fear of a cyclical downturn. During our ownership period, the value grew, but price rose much faster. We sold the position in early 2010 as the stock neared our appraisal. An example of an investment that did not work as planned is Ingersoll-Rand (IR). We bought the position in September 2006, after Herb Henkel successfully divested noncyclical parts of the business, cut costs and taxes significantly, bought in a meaningful amount of shares, and focused the business to be the leading provider of climate-control and security products. In 2007, the company used debt to acquire Trane as part of its climate-control business. The combination of financial leverage and the 2008 global recession which cut revenues reduced the company’s value. The stock price, however, fell much further. We remained investors because the stock sold for less than 40% or our revised appraisal, and we viewed the value reduction as a one-time impairment of a company with long-term competitive strength and viability. In 2009, management successfully refinanced short-term debt, reassuring the market of IR’s financial stability. As the stock price approached our revised value, we exited the position. Although we did not earn the return we initially anticipated in IR, the margin of safety embedded in our initial purchase price, along with our discipline of reassessing appraisal values, helped protect from significant permanent capital loss.

Reprinted by permission of Morningstar, March 2, 2011 • OPP-YFZZW 4. For much of its life the fund had a policy of hedging its currency exposure into the dollar, but it had phased out that policy completely by 2010. What was the reasoning behind that move? As long-term investors our view of currency hedging has always been that currency movements versus the dollar are neutral over time. We recognize, however, that short-term events can swing returns of dollar-based investments in non-U.S. companies dramatically for periods of time. When we seeded Longleaf Partners International in 1998, many of our institutional clients who invested with us in the fund preferred to have their returns in local terms and to remove currency fluctuations from their results. They wanted to be rewarded solely for South-eastern’s ability to identify and invest in high-quality, undervalued businesses. Hence, we adopted the practice of hedging our economic exposure to currencies at the fund’s outset. A decade later, two changes had emerged that caused us to eliminate hedging as standard practice. First, the views of our investment partners in Longleaf International began to diverge. While a number of clients remained averse to currency exposure, a separate and meaningful group increasingly viewed this exposure as part of their international diversification strategy. The 10 years of fund history showed that hedging had not meaningfully affected performance, supporting our original view that currency is a wash during longer periods. Second, the ability to hedge currencies had become more accessible during the decade for both individuals and institutions. We therefore decided to eliminate the practice and allow all investors to own Longleaf International no matter their currency-exposure objectives. Those who want exposure have it. Those who do not can create their own overlay strategy to hedge all of their currency exposure including what they have in Longleaf. 5. Unlike some of the giant asset managers, your firm doesn’t have legions of analysts based overseas (though you do have some). How do you gain an information edge? The analysts at Southeastern operate as a single team regardless of location. Everyone can find opportunities in any country, and each analyst participates in the review of every name. Because all employees’ equity investments are in the Longleaf Funds that we manage, each analyst has a personal stake in every investment. More than one third of the research staff is based overseas with two analysts in London, two in Singapore, and a research assistant in Tokyo. Although we are smaller than many firms, we amply cover what we view as our investable universe, which is more limited than those of giant managers given our stringent criteria of good businesses run by good people and substantially discounted prices. The qualified universe is further limited to market caps approaching $1 billion or more given our concentrated investments. Because each investment represents our own net worth, we eliminate a large number of countries because of the risks associated with the political, regulatory, or corporate governance standards. If we would fear for our personal safety in a country, we would not directly invest our money or that of our clients there. Our information edge comes from our access to corporate management both at the companies we own and the contacts we have made over time. Because we run concentrated portfolios, our ownership in each company is typically meaningful. Our size enables us to develop relationships with managements of our investee companies as well as dialogue with managements of many companies that we evaluate but do not necessarily buy. These relationships are cumulative, and our global network has expanded substantially during the last decade. Southeastern’s edge, however, goes well beyond information access. Our time horizon enables us to take advantage of the fact that the capital markets focus on the next quarter while we focus on the next few years (our average holding period is five years). We look through the short-term issues affecting the company and its stock, and appraise the business as an ongoing enterprise that we will own over the long run. Esther Pak is an assistant site editor of Morningstar.com. Important Disclosure Information Please call (800) 445-9469 or view Longleaf’s website, www. longleafpartners.com, for current performance information of the Longleaf Partners International Fund and www.longleafpartners.com/misc/prosoecws.cfm for a copy of the Fund’s current Prospectus and Summary Prospectus, both of which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Past performance is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price. Absent prior approval, employees of Southeastern Asset Management may not invest in publicly-traded equities other than the Longleaf Partners Funds. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security.